EXHIBIT 99.1

September 3, 2021

Ms. Cynthia Dotzel
Mr. John Giambalvo
c/o Timothy J. Nieman, Esq.
Corporate Secretary
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

VIA EMAIL

Cindy and John,

I was reviewing the compensation discussion and analysis section in the proxy statement (the “2021 Proxy Statement”) for the 2021 annual meeting of shareholders of Codorus Valley Bancorp. Inc. (“CVLY” or the “Corporation”) and am concerned that CVLY’s executive compensation practices encourages risk taking while failing to hold executives accountable for loan losses and other credit costs while doing nothing to align management’s interests with those of shareholders.

Please provide answers to the following questions:

Does CVLY’s board of directors (the “Board”) consider a $7.5 million loan loss to be routine?

As you are aware, on April 13, 2021, CVLY announced that it was expecting a loss of approximately $7.5 million related to a “single, large commercial relationship.”1 This loss had a materially adverse effect on CVLY’s profitability for 2020. The 2021 Proxy Statement provides:

Pursuant to the provisions of the 2020 Executive Incentive Plan, the Compensation Committee may “terminate, modify, or amend this plan. Amendments can include adjustments to award calculations for any significant extraordinary financial items” occurring in any given time period.2

Since the Board does not appear to have adjusted the awards granted under the 2020 Executive Incentive Plan as a result of the $7.5 million loss, does that mean that the Board did not consider that loss to be extraordinary?

Why is pre-tax, pre-provision income (“PTPPI”) a performance measure for purposes of determining cash awards to CVLY’s named executive officers (“NEOs”)?

Per the 2021 Proxy Statement:

The 2020 performance measures were aligned with the corporate strategy and business plan and included financial performance of the Bank based on pre-tax, pre-provision income, return on equity and efficiency ratio as well as individual goals as determined by the Bank’s Chief Executive Officer. The Committee believed these measures would drive the appropriate focus by the executive team on overall performance of the Corporation.

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1 https://www.sec.gov/Archives/edgar/data/806279/000089710120000238/codorus200604_8k.htm

2 https://www.sec.gov/Archives/edgar/data/806279/000089710121000271/codorus210474_def14a.htm

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To point out the obvious, because PTPPI looks at pre-provision income, there is little negative impact when loans go bad. Rather than focusing the executive team on the “overall performance of the Corporation,” linking incentive compensation to PTPPI could encourage risk taking and undermine underwriting standards, in each case without regard to consequences. If a baseball player was paid based solely on home run production, he would be incentivized to swing hard at every pitch regardless of how often he struck out. If NEOs are paid based on PTPPI, they are similarly incentivized to “swing hard” at loans and be less concerned with asset quality and loan losses. Put differently (for any fund managers that might read this), it would be like a fund manager being compensated based on only the stocks that went up.

By way of example, as a result of the $7.5 million loss referenced above, the provision for loan loses during the first quarter of 2020 was $9,435,000, a 798% increase from the $1,050,000 provision during the first quarter of 2019.3 This loss had a material adverse effect on return on equity (as discussed more fully below) for the entirety of 2020. Despite this loss, PTPPI for 2020 came in above the threshold amount to be included in calculating NEOs’ cash bonuses.

Regardless of whether the $7.5 million loss was the result of fraud or any other factors, shareholders’ return on equity was significantly lower (as more fully discussed below) than prior periods as result of that loss. Tying incentive compensation to PTPPI does nothing to align the interests of NEOs with those of shareholders; rather, by encouraging risk taking without regard to credit costs, it creates a clear conflict of interests between shareholders and NEOs.

The impact of using PTPPI as compared to pre-tax income can be seen in the below chart:

	2016	2017	2018	2019	2020
Provision for loan losses ($ 000s)	3,000	4,175	2,700	2,450	14,675
Pre-tax income ($ 000s)	18,988	21,908	24,724	23,672	10,473
Pre-tax, pre-provision income ($ 000s)	21,988	26,083	27,424	26,122	25,148
Difference between pre-tax income and pre-tax, pre-provision income (%)	15.80%	19.06%	10.92%	10.35%	140.12%

Source: CVLY filings

It is worth noting that using PTPPI as a performance measure only began in 2019. Previously, net income, which reflects the impact of bad loans and other credit costs, was used instead. Please explain why the change was made from net income to PTPPI.

I also note that, in the press release announcing the approximately $7.5 million loss CVLY states, without any apparent irony, that:

Community-based financial services companies like Codorus Valley and PeoplesBank are in the risk business. They carefully analyze those financial opportunities to which they are presented and determine what level of risk the balance sheet can accept. When the Company accepts a balance sheet risk, it also determines pricing of that risk for both known and unknown events.4

Unfortunately, when NEOs are compensated based on PTPPI, shareholders, not NEOs, bear those risks. Since NEOs are not as exposed to credit risks, they may also fail to price those risks accordingly.

Driver believes that tying NEOs incentive compensation in large part to PTPPI, rather than net income or some other performance measure that incorporates the impact of loan losses and credit costs, entirely fails to align the interests of NEOs with shareholders. Please explain how basing NEO incentive compensation on PTPPI “drive(s) the appropriate focus by the executive team on overall performance of the Corporation.”

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3 Per CVLY’s Form 10-Q for 1Q20, “changes in the external environment created by COVID-19 caused management to increase the qualitative factors for certain loan segments in the allowance for loan loss analysis, which resulted in an additional $1.5 million in provision for loan losses in the quarter.” Backing out the $1.5 million of provision expense attributed by CVLY to the impact of COVID-19 results in a $7,935,000 provision, which represents a 655% increase from the prior year period. https://www.sec.gov/Archives/edgar/data/0000806279/000089710120000343/codorus200760_10q.htm

4 https://www.sec.gov/Archives/edgar/data/806279/000089710120000269/codorus200678_ex99-1.htm

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Why does CVLY’s 2020 Executive Incentive Plan assign more weight to PTPPI than return on equity (“ROE”)?

ROE is a measure of both how profitable the Corporation is as well as how effectively it deploys shareholders’ capital. Because price to tangible book valuation is highly correlated to ROE, increases and decreases in ROE are far more likely to have an impact on the value of CVLY’s stock price than changes in PTPPI. As noted above, PTPPI also does not take into account the full impact of loan losses and other credit costs, which can have a material effect on shareholder value. Generally speaking, ROE is a far more important measure of performance to investors than PTPPI, yet the 2020 Executive Incentive Plan places more significantly more weight (40%) on PTPPI than ROE (25%).

Putting more emphasis on PTPPI than ROE distorts risks and contributes to conflicts of interest between NEOs and shareholders. While ROE takes loan losses and other credit costs into account, the fact that PTPPI is weighted higher than ROE for determining NEOs’ cash bonuses means that even when loan losses result in materially lower ROE (perhaps the most important performance metric for shareholders and best measure of the Corporation’s overall performance), NEOs may still receive cash bonuses based on PTPPI (which is far less important to shareholders and measures only a portion of the Corporation’s performance).

2020 provides an excellent example of this problem: PTPPI exceeded the threshold level by 5.41%, while ROE was 49.59% less than (or approximately half of) the threshold level, in large part due to the approximately $7.5 million loss. Because PTPPI had a greater weighting than ROE, NEOs were still able to receive cash bonuses because PTPPI came in slightly higher than the threshold level despite falling far short of the target for ROE.

Why does only one of the three specific metrics considered by the 2020 Executive Incentive Plan directly relate to shareholder value?

There appear to be four components to the 2020 Executive Incentive Plan: PTPPI, ROE, efficiency ratio and individual performance. Of the three specific metrics, PTPPI, ROE and efficiency ratio, only one, ROE has a direct impact on shareholder value.5 The shortcomings of PTPPI are discussed above, but while having a lower (i.e., better) efficiency ratio is clearly a worthy goal, it is only relevant in that banks with lower efficiency ratios tend to be more profitable. To the extent that CVLY’s board of directors (the “Board”) has identified costs as a key impediment to greater profitability and has tied incentive compensation to efficiency ratio in order to incentivize management to lower costs, such actions seem to have had little impact:

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5 Not only does PTPPI not have any direct impact on shareholder value, but it is not a measure that investors generally care about, a fact that CVLY seems to acknowledge since PTPPI is not reported in its earnings releases.

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Source: S&P Capital IQ

Of course, the reason why linking incentive compensation to efficiency ratio seems to have had little impact on improving CVLY’s efficiency ratio may have something to do with the goals set each year, as demonstrated by the below chart:

Source: CVLY filings

Generally speaking (with respect to the efficiency ratio goals), it seems that the practice over the past five year has been to consistently move the goalposts to better enable NEOs to meet the threshold level with little to no actual improvement in performance.

What oversight does the Board and its compensation committee (the “Compensation Committee”) exercise with respect to setting performance targets?

The 2021 Proxy Statement states:

The proposed corporate performance goals for the incentive plan are developed by the Chief Executive Officer of the Bank based on budget projections and is typically presented by the Chief Executive Officer to the [Compensation] Committee by February of each year. . . . Once the performance goals are finalized and approved by the [Compensation] Committee, the goals are presented to the full Board for final approval.6

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6 https://www.sec.gov/Archives/edgar/data/806279/000089710121000271/codorus210474_def14a.htm

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As noted above, efficiency ratio goals have generally gone up over the past five years even though a lower efficiency ratio indicates better performance. Simply meeting budget projections should not entitle NEOs to any cash bonus if those budget projections do not reflect performance improvements that translate into greater shareholder value.

Please list the criteria used by the Compensation Committee and the Board in reviewing and evaluating proposed performance goals for CVLY’s annual executive incentive plan and indicate whether proposed performance goals are compared to peers and/or industry indexes.

The 2021 Proxy Statement provides:

In 2020, Meridian was retained by the [Compensation] Committee to provide insight and counsel with the Corporation’s executive compensation program. The purpose of the engagement was to provide an independent and objective analysis of all elements of compensation (individually and in the aggregate), including pay and performance alignment. In recognition of these extraordinary times, the [Compensation] Committee elected to leverage the prior year’s analysis as the basis for making compensation decisions for 2020 performance.

Does the above statement mean that the Compensation Committee did not rely on any external advisor for making compensation decisions for 2020 performance? Since the “extraordinary times” that included not only a pandemic but a significant loan loss, to the extent that the Compensation Committee did not use an external advisor, what type of analysis did the Compensation Committee perform with respect to compensation decisions for 2020 performance?

Why did the threshold for ROE decrease by 15.6% from 2019 to 2020?

Set forth below is threshold ROE and actual ROE for the years 2019 and 2020:

Year	Threshold ROE	Actual ROE
2019	9.90%	10.10%
2020	8.63%	4.35%

Source: CVLY filings

Given that CVLY produced a 10.10% ROE in 2019, why was the threshold for 2020 only 8.63%? The 2021 Proxy Statement indicates that 2020 annual executive incentive plan was adopted on February 11, 2020. CVLY management might be extremely prescient in anticipating the impact of a global health crisis, but COVID-19 was not even named until February 11, 2020 and not declared a pandemic until March 11, 2020.7

Since it is unlikely that, prior to February 11, 2020, CVLY had incorporated the potential impact of COVID-19 into its 2020 performance targets, what other factors could have been responsible for the significant decrease in the ROE threshold from year to year? As noted above, on April 13, 2020, CVLY announced that its first quarter earnings would be “adversely affected by a loss arising primarily from a single, large commercial lending relationship” and that “the loss resulted from alleged fraudulent activities believed to be perpetrated by one of the obligors.” While CVLY has not identified the borrower, Driver believes that it was Richard Welkowitz or one of his affiliates.8 Mr. Welkowitz died on December 26, 2019 and lenders began filing claims against his estate on January 15, 2020.9 Between January 15, 2020 and February 11, 2020, the date the 2020 annual executive plan was adopted, lenders had filed claims against Mr. Welkowitz’s estate totaling more than $76 million in the aggregate, suggesting that other lenders had concerns about repayment of loans to Mr. Welkowitz.10

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7 https://www.cdc.gov/museum/timeline/covid19.html

8 On October 26, 2020, PeoplesBank, A Codorus Valley Company, filed a claim against the estate of Mr. Welkowitz in the amount of $8,404914.60. https://paperless.co.lancaster.pa.us/psi3/v/detail/Case/130386

9 https://paperless.co.lancaster.pa.us/psi3/v/detail/Case/130386

10 It is worth noting that CVLY did not file a claim against Mr. Welkowtiz’s estate until October 26, 2020, which suggests a somewhat lackadaisical attitude towards collection, perhaps due to the fact that recoveries on charged off loans are recognized through provision expense.

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Did CVLY management have concerns about repayment of loans made to Mr. Welkowitz or his affiliates prior to February 11, 2020 and were those concerns reflected in the lowered ROE threshold for 2020?

Other lenders have clearly taken losses on loans made to Mr. Welkowitz and/or his affiliates and it is inevitable that any bank will suffer some losses due to fraud. However, performance targets for incentive compensation should not be adjusted to negate or minimize the effects of anticipated losses due to fraud, since doing so would only further the misalignment of NEO’s interests with those of shareholders.

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Put bluntly, CVLY’s NEO incentive compensation practices put the interests of management (receiving bigger bonuses) at odds with shareholders (increasing the value of their investment). Either the Board is aware of this and approves rewarding management at shareholders’ expense or it has failed to rigorously examine the impact of those practices on shareholder value. Whatever the answer, however, the Board has failed in its duty to shareholders and demonstrated that it lacks any real independence from Larry Miller and that the only alignment it cares about is with Mr. Miller’s interests. It is time to put shareholders’ interests before Mr. Miller’s, hire a financial advisor and run a sale process.

#oversightnotalignment

Very truly yours,

/s/ J. Abbott R. Cooper

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